FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 02, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

2 March 2022

Determination of redemption price

NatWest Group plc (the "Company")

On February 1, 2022, the Company gave notice of redemption to the holders of the US$1,200,000,000 7.648% Dollar Perpetual Regulatory tier One securities, Series 1 (ISIN Code: US780097AH44) issued by the Company under the Capital Securities Indenture dated August 20, 2001 (the "Base Indenture"), as supplemented by the first supplemental indenture dated August 20, 2001 (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture") (the "PROs").  In connection with the redemption of the PROs, the Company hereby announces that the redemption price for purposes of Section 3.02 of the Supplemental Indenture, as determined in accordance with the Indenture, is $1,415.52 per $1,000 aggregate principal amount of the PROs. The redemption date for the PROs is 3 March 2022.

For further information, please contact:

Scott Forrest
Head of Treasury Debt Capital Markets & Capital Strategy
Tel: +44 (0)7747 455969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

Legal Entity Identifier
2138005O9XJIJN4JPN90

Date: 02 March 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary